82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

SEC MAIL PROCESSING
RECEIVED
JUN 26 2006
WASH. D.C. 160 SECTION

IAG
Insurance Australia Group

19 June 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

06014668

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary

PROCESSED
JUN 27 2006
THOMSON FINANCIAL

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

G:\CSCDept\CSCUser\Correspondence\2006\Ltr\GR\US SEC 130406.doc

15 June 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


IAG
Insurance
Australia
Group

Dear Sir/Madam

IAG FINANCE (NEW ZEALAND) LIMITED (IANG)

QUARTERLY INTEREST PAYMENT

IAG Finance (New Zealand) Limited today announced the Interest Rate in respect of the RES for the quarter ending 14 September 2006, calculated as follows:

Bank Bill Rate (90 Day Bank Bill Rate as at 15 June 2006)	5.9633 % pa
Plus RES Margin	1.2000 % pa
	7.1633 % pa
Multiplied by 1 – Tax Rate	0.70
Interest Rate	5.0143% pa
Interest Payment per RES	$1.2639

The Interest Payment of $1.2639 is expected to be fully franked and will be paid in respect of each RES on 15 September 2006 with a Record Date of 7 September 2006, subject to the satisfaction of the Interest Payment Tests set out in clause 3.3 of the RES Terms.

Under the RES Terms all calculations of interest payments will be rounded to four decimal places. For the purposes of making any payment in respect of a RES Holder's aggregate holding of RES, fractions of cents will be disregarded.

Yours sincerely

Glenn Revell
Company Secretary


SEC MAIL PROCESSING
RECEIVED
JUN 26 2006
WASH, D.C.
160
SECTION

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

15 June 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ANNOUNCES ACQUISITION OF NEW LLOYD'S MANAGING AGENCY AND SPECIALIST ASIAN INSURER

An announcement concerning the above matter is attached for disclosure to the market.

Yours sincerely

Glenn Revell
Company Secretary

Attachment : 2 pages


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE

IAG
Insurance
Australia
Group

MEDIA RELEASE

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

15 June 2006

IAG acquires new Lloyd's managing agency and specialist Asian insurer

Insurance Australia Group Limited (IAG) today announced it had acquired a newly-formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asian business. The business will operate as Alba Group Pte Limited (Alba).

IAG Chief Executive Officer, Mr Michael Hawker said, "Acquiring Alba puts us in a strong position to leverage the reinsurance opportunities presented as we continue to execute our strategy to build a portfolio of Asian assets, as well as managing the risks inherent in these. In addition, the syndicate would enable IAG to add value through providing reinsurance support to its new Asian subsidiaries and partners."

IAG CEO of Asset Management & Reinsurance, Mr Jan van der Schalk, who has responsibility for the new business, said the business has both a very experienced team in the region and the infrastructure to support it.

"The key personnel in the underwriting team, which will be based in Singapore, and the managing agency, have an average of 20 years' experience in the insurance market, with the underwriters having spent a number of years underwriting Asian risks for international insurers," Mr van der Schalk said.

"Alba operates through a newly formed Lloyd's syndicate, the first multi-line syndicate dedicated to Asian business. The syndicate has access to all markets in which Lloyd's is licensed, covering more than 70 countries worldwide. Of particular relevance to IAG is Lloyd's capacity to underwrite business in the Asian region via its extensive network," Mr van der Schalk said.

IAG will provide the majority of the capital to support the syndicate, in conjunction with Whittington Group, the underwriters and the management team.

While the terms of the acquisition are confidential, the businesses have all been newly established and neither the purchase price nor the capital required in the first two years is material to the Group.

Lloyd's President, Asia-Pacific, Mr Tony Egerton said, "The Lloyd's Asia platform is becoming increasingly significant to the regional specialist insurance market, and we are delighted to welcome another new Lloyd's syndicate to the region."


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


"The fact that such a major insurance player has shown significant commitment to Lloyd's shows the market's current strength and the wealth of opportunity it can offer through its renowned brand and worldwide network," Mr Egerton said.

The vendor is Whittington Group Pte Limited, an international insurance investment and service business headquartered in Singapore with a long history in Lloyd's of London and international insurance markets. It is dedicated to providing bespoke and innovative outsource, investment and exit solutions to the insurance industry.

The terms of the acquisition are subject to final regulatory approval from the Singaporean MAS and the UK FSA, the prudential regulatory authorities for this business.

- ends -

Insurance Australia Group (IAG) is Australasia's leading general insurance group, with annual gross written premium of more than AUD$6.6 billion. The Group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI. It also has interests in China, Thailand, Singapore and Malaysia. For further information please visit www.iag.com.au.

Media		**Investor Relations**	
Name	Emma Foster	**Name**	Anne O'Driscoll
Telephone	+61 2 9292 8929	**Telephone**	+61 2 9292 3169
Mobile	+61 411 013 170	**Mobile**	+61 411 012 675


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE


Insurance Australia
Group Limited
ABN 60 090 739 923
GPO BOX 383
Sydney NSW 2001
iaglimited.com.au


IAG
Insurance
Australia
Group

13 June 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER DIVIDEND REINVESTMENT PLAN

IAG is pleased to advise that ordinary shares to be allocated under the company's Dividend Reinvestment Plan (DRP) will be priced at $5.4218 per share for the 2006 special dividend.

The DRP price was based on an average market price for the ten trading days from the 29 May 2006 to 9 June 2006 inclusive.

Under the DRP, approximately 8.7 million ordinary shares will be allocated to participating shareholders on 26 June 2006, at the same time as special dividend payments are made. Shares to be allocated to participating shareholders are being purchased on market.

Participating shareholders will be mailed a notice of their new shareholding on 26 June 2006.

Yours sincerely

Glenn Revell
Company Secretary


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE


ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

12 April 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

DIVIDENDS PAYABLE: RESET PREFERENCE SHARES
RPS1 (IAGPA) and RPS2 (IAGPB)

We advise that the Board of Insurance Australia Group Limited today declared fully franked dividends in respect of 3,500,000 Reset Preference Shares with a face value of $100 each allotted on 4 June 2002 (RPS1) and 2,000,000 Reset Preference Shares with a face value of $100 allotted on 20 June 2003 (RPS2) as follows:

	RPS1	**RPS2**
Dividend rate per annum	5.80%	4.51%
Amount payable per $100 share	$2.8921	$2.2488
Record date	29 May 2006	29 May 2006
Payment date	15 June 2006	15 June 2006

If you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 3169.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE


ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

24 April 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
ANNOUNCES CLAIMS ESTIMATE OF $100 – 135 MILLION
FROM CYCLONE LARRY**

Please find attached a media release confirming that IAG expects to pay $100 – 135 million in claims from Cyclone Larry.

Yours sincerely

Anne O'Driscoll
**Group Company Secretary &
Head of Investor Relations**

Attachment: 1 page


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


MEDIA RELEASE

IAG
Insurance
Australia
Group

Insurance Australia Group Limit
ABN 60 090 739 923
388 George Street
Sydney NSW 2000 Australia
iag.com.au

24 April 2006



IAG to pay more than $100 million in claims for Cyclone Larry, and remain within full year insurance margin guidance

Insurance Australia Group Limited (IAG) today confirmed it expected to pay between $100 million to $135 million to customers affected by Cyclone Larry.

IAG Chief Executive Officer, Mr Michael Hawker said as of this morning CGU and NRMA Insurance had received more than 5,900 claims.

Mr Hawker said the majority of claims were non-coastal business sold under the CGU brand or through financial intermediaries.

"Within 48 hours of the Cyclone hitting we had more than 22 claims and assessing staff on the ground and had established our first two mobile claims and assistance centre in Innisfail. With 72 hours of the event, we'd paid out $3.2 million to our worst hit customers, provided emergency accommodation and food and set-up another mobile assessing van for surrounding areas."

Mr Hawker said the claims costs were greater than originally anticipated due to the unusually high intensity of Cyclone Larry as it swept inland.

"We now estimate the gross cost of claims will be in the range of $100 million to 135 million. It took some time to determine the full impact as the extent of damage done to inland areas was not immediately known.

"As the Group's catastrophe covers do not cover losses below $200 million, the damage is within our catastrophe reinsurance deductible, so we had to ensure we had a reasonably firm estimate of our gross cost. We expect reinsurance recoveries to be less than $10 million.

"That means potential claims costs from Cyclone Larry will be about 2% of annual net earned premium. We still expect to fall within our guidance of a full year insurance margin of 14% - 16%, however, it will be at the lower end of the range, subject, of course, to no further major losses.

Mr Hawker said Cyclone Larry was rated a category five cyclone which makes it the most intense Cyclone to hit populated areas of Queensland in the last century.

"We'll continue to work with our customers, suppliers and the government to ensure the community makes a full recovery. On Friday we announced a free community expo to aid customers in the recovery process. The event, hosted by CGU and NRMA Insurance, will bring together builders, architects, designers, landscapers, environmental specialists, community safety representatives and counsellors so customers can get all the advice they need to rebuild their lives under the one roof," Mr Hawker said.

-ends-

Media Relations		**Investor Relations**	
Name	Carolyn McCann	**Name**	Anne O'Driscoll
Telephone	+61 2 9292 9557	**Telephone**	+61 2 9292 3169
Mobile	+61 411 014 126	**Mobile**	+61 411 012 675


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

12 April 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
ANNOUNCES A 12.5 CENTS PER SHARE SPECIAL DIVIDEND

IAG's Board today declared a special dividend of 12.5 cents per ordinary share payable on 26 June 2006.

An announcement concerning this is attached for disclosure to the market.

IAG's dividend reinvestment plan will apply as normal to this dividend.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


IAG
Insurance
Australia
Group

MEDIA RELEASE

12 April 2006

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG declares a $200m special dividend on ordinary shares

Insurance Australia Group Limited (IAG) today announced it would pay shareholders a special fully franked dividend of 12.5 cents per ordinary share, in line with its commitment given in February 2006 to return $200 million in surplus capital to shareholders by 30 June 2006.

IAG Chief Financial Officer, Mr George Venardos said he was pleased the continued strength of IAG's financial position meant the Group could return capital to shareholders at the same time as making further international acquisitions.

"As at 31 December 2005, the Group had around $870 million of capital surplus to that required to maintain its internal benchmark of 1.55x APRA's minimum capital requirement.

"In line with our commitment to ensure our capital is managed efficiently we explored both conventional and more complex options of returning capital. At this time, we consider a special dividend to be the most appropriate way to return some excess capital to shareholders while maintaining a healthy balance sheet for the Group to continue to execute its strategy", Mr Venardos said.

When added to the dividends paid in October 2005 and April 2006, this special dividend will bring the cash return to shareholders this financial year to 40.5 cents per share, totalling $646 million.

Eligible shareholders registered on 24 May 2006 will receive the special dividend on 26 June 2006.

Summary of key dates*

Date	Activity
18 May 2006	**Ex dividend date:** Shares commence trading on an ex-dividend basis.
24 May 2006	**Record date:** Shareholders registered on this date will be eligible to receive the special dividend.
26 June 2006	**Payment date:** Special dividend will be paid to eligible shareholders.

**Dates are subject to change.*

Insurance Australia Group is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI.

- ends -

Media Relations
Name Emma Foster
Telephone (02) 9292 8929
Mobile 0411 013 170

Investor Relations
Name Anne O'Driscoll
Telephone (02) 9292 3169
Mobile 0411 012 675

NRMA 
SGIO

SGIC

CGU

swann insurance
STATE NZI